Lavoro Reports Fiscal First Quarter 2025 Earnings Results • 1Q25 consolidated revenue of R$2.05 billion reais decreased -13% year-over-year (y/y), driven by the lingering effects of input price deflationary headwinds in Brazil Ag Retail, partially offset by growth in Crop Care. In USD terms1, revenue declined -24% y/y to $370.2 million, including a -12% depreciation of the Brazilian real (BRL) relative to the prior year period. • Gross profit increased 10% to R$321.2 million in 1Q25, with gross margins expanding 320 bps to 15.6%, driven by improved distribution margins in Brazil Ag Retail. In USD terms, gross profit declined -4% to $57.9 million, reflecting the currency translation effect. • 1Q25 Crop Care segment revenue grew 68% to R$293.7 million, led by strong performance from subsidiaries Union Agro (specialty fertilizer) and Perterra (post-patent private label agrochemicals). In USD terms, segment revenue increased 48% y/y to $53.0 million. • Net loss was R$267.1 million in 1Q25, compared to R$71.0 million in the prior year quarter. The increase was largely attributable to changes in deferred tax assets ($152.1 million contribution to net loss) and higher finance costs (R$60.7 million increase y/y), which more than offset gross profit improvement. In USD terms, net loss was $48.2 million, compared to $14.5 million in 1Q24. • 1Q25 Adjusted EBITDA2 decreased -5% to R$54.4 million, as higher SG&A expenses, driven by personnel costs and expired inventory provisions, more than offset the increase in gross profit. In USD terms, Adjusted EBITDA was $9.8 million, a decrease of -16% compared to 1Q24. • Lavoro has revised its FY2025 outlook, with further details provided later in this release. SÃO PAULO – February 3, 2025 (GLOBE NEWSWIRE) — Lavoro Limited (Nasdaq: LVRO, LVROW), the first U.S. listed pure-play agricultural inputs retailer in Latin America, today announced its financial results for the fiscal first quarter of 2025, which ended on September 30, 2024. Ruy Cunha, CEO of Lavoro, commented, “Our 1Q25 results reflect a continuation of the trends observed in recent quarters across our operating segments, with strong growth in Crop Care, relative stability for Latam Ag Retail despite market headwinds, and gradual gross margin recovery in Brazil Ag Retail, which expanded by 350 basis points year-over-year.” “While farmer sentiment and profitability projections continued to improve in Brazil, liquidity constrains in the sector, which were already significant, escalated considerably towards the end of the year. Judicial recovery events, including that of a major ag retailer, triggered a sharp increase in risk aversion among suppliers and financial institutions, leading to a significant tightening in inventory financing conditions for Lavoro and other industry peers.” 1 Financials presented in US dollars in throughout this release are converted using the following average period USD/BRL exchange rate: 5.546 for 1Q25 and 4.883 for 1Q24. 2 Adjusted EBITDA and Adjusted Profit/Loss are non-IFRS measures. Refer to the reconciliation tables later in this release for further details.

“As direct consequence, Lavoro’s commercial activity in Brazil was severely impacted by inventory shortages in key categories throughout November and December, two critical months for the first soybean crop. In early January, successful renegotiations with key suppliers helped partially ease these bottlenecks, though inventory replenishment and new farmer purchase order activity have yet to fully normalize. Thus, we are revising our FY2025 guidance to reflect these new developments.” Mr. Cunha concluded. “Looking ahead, as we navigate through these near-term disruptions, we remain committed to executing on the factors within our control and implementing strategic measures to ensure Lavoro is well-positioned to capitalize as early signs of end-market recovery continue to gain momentum. The cost-saving initiatives mentioned in the last earnings call around retail network optimization and fixed cost rationalization are now in motion, and we expect these measures to yield benefits starting in 2H25.” 1Q25 Financial Highlights1 • 1Q25 consolidated revenue decreased by -13% year-over-year (y/y) to R$2.05 billion reais (-24% in USD terms), reflecting a decline of -9% (-20% in USD) in Inputs revenue, and a fall of -52% (-57% in USD) in Grains revenue associated with our barter operations. At the segment level, Crop Care revenue increased by 68% y/y (+48% in USD) and Latam Ag Retail revenue increased by 4% y/y (- 8% in USD), while Brazil Ag Retail revenue fell by -23% (-32% in USD), the latter being adversely impacted by lingering effects of last year’s inputs price declines and farmer liquidity constrains. • Consolidated gross profit grew by 10% to R$321.2 million in 1Q25 (-4% in USD), including growth from all three segments. Gross margins expanded 320 bps y/y to 15.6%, reflecting improvements in Brazil Ag Retail distribution margins related to better inventory cost positioning more than offsetting contraction in Crop Care, driven primarily by product mix. Gross margins as % of Inputs revenue improved 280 bps y/y to 16.5%, reflecting similar drivers. • Net loss was R$267.1 million in 1Q25, compared to R$71.0 million in the prior year quarter. The R$196.1 million increase was largely attributable to changes in deferred tax assets ($152.1 million contribution to net loss) and higher finance costs (R$60.7 million increase y/y), which more than offset gross profit improvement (R$27.9 million increase y/y). In USD terms, net loss was $48.2 million, compared to $14.5 million in 1Q24. Adjusted Net Loss was R$269.2 million, compared to Adjusted Net Loss of R$42.9 million in the prior year quarter, with similar key drivers • Adjusted EBITDA decreased -5% to R$54.4 million, as higher SG&A expenses, driven by personnel costs and expired inventory provisions, more than offset the increase in gross profit. In USD terms, Adjusted EBITDA was $9.8 million, a decrease of -16% compared to 1Q24. 1 Adjusted EBITDA and Adjusted Profit/Loss are non-IFRS measures. Please see reconciliation tables elsewhere in this release.

Consolidated Results (BRL)	1Q24	1Q25	Chg. %
(in millions of Brazilian reais)			
Revenue by Segment	**2,366.0**	**2,052.7**	**(13 %)**
Brazil Ag Retail	2,017.9	1,549.9	(23%)
Latam Ag Retail	324.2	337.0	4%
Crop Care	175.0	293.7	68%
Intercompany eliminations	(151.2)	(127.9)	
Revenue by Category	**2,366.0**	**2,052.7**	**(13%)**
Inputs revenue	2,140.0	1,943.1	(9%)
Grains revenue	226.0	109.6	(52%)
Gross Profit	**293.3**	**321.2**	**10%**
Brazil Ag Retail	176.3	189.0	7%
Latam Ag Retail	44.7	47.8	7%
Crop Care	75.9	84.3	11%
Intercompany elim.	(3.6)	0.1	
Gross Margin	**12.4%**	**15.6%**	**320 bps**
Brazil Ag Retail	8.7%	12.2%	350 bps
Latam Ag Retail	13.8%	14.2%	40 bps
Crop Care	43.3%	28.7%	-1460 bps
Gross Margin (% of Inputs revenue)	**13.7%**	**16.5%**	**280 bps**
Brazil Ag Retail	9.7%	12.8%	310 bps
Latam Ag Retail	15.2%	15.9%	70 bps
Crop Care	43.3%	28.7%	-1460 bps
SG&A (excl. D&A)	(270.1)	(275.1)	2%
Other operating income (expense)	0.4	1.3	
EBITDA	**23.6**	**47.4**	**101%**
(+) Adjustment items	33.7	7.0	
Adjusted EBITDA	**57.2**	**54.4**	**(5%)**
Brazil Ag Retail	48.2	45.1	(6%)
Latam Ag Retail	15.2	10.4	(32%)
Crop Care	29.0	35.9	24%
Corporate & Intercompany elim.	(35.2)	(37.1)	
Adjusted EBITDA Margin %	2.4%	2.7%	20 bps
Adjusted EBITDA Margin (% of Inputs)	2.7%	2.8%	10 bps
Share of profit of an associate	(1.0)	10.2	
D&A (incl. PPA amortization)	(50.2)	(43.9)	
Finance income (costs)	(129.0)	(189.7)	
Income taxes, current and deferred	85.5	(91.1)	
Profit (loss)	**(71.0)**	**(267.1)**	
(+) Adjustment items	42.5	(3.2)	
(+) Income tax impact of adjustments	(14.5)	1.1	
Adjusted Profit/Loss	**(42.9)**	**(269.2)**

Consolidated Results (USD)	1Q24	1Q25	Chg. %
(in millions of US dollars)			
Revenue by Segment	**484.6**	**370.2**	**(24%)**
Brazil Ag Retail	413.3	279.5	(32%)
Latam Ag Retail	66.4	60.8	(8%)
Crop Care	35.8	53.0	48%
Intercompany eliminations	(31.0)	(23.1)	
Revenue by Category	**484.6**	**370.2**	**(24%)**
Inputs revenue	438.3	350.4	(20%)
Grains revenue	46.3	19.8	(57%)
Gross Profit	**60.1**	**57.9**	**(4%)**
Brazil Ag Retail	36.1	34.1	(6%)
Latam Ag Retail	9.1	8.6	(6%)
Crop Care	15.5	15.2	(2%)
Intercompany elim.	(0.7)	0.0	
Gross Margin	**12.4%**	**15.6%**	**320 bps**
Brazil Ag Retail	8.7%	12.2%	350 bps
Latam Ag Retail	13.8%	14.2%	40 bps
Crop Care	43.3%	28.7%	-1460 bps
Gross Margin (% of Inputs revenue)	**13.7%**	**16.5%**	**280 bps**
Brazil Ag Retail	9.7%	12.8%	310 bps
Latam Ag Retail	15.2%	15.9%	70 bps
Crop Care	43.3%	28.7%	-1460 bps
SG&A (excl. D&A)	(55.3)	(49.6)	(10%)
Other operating income (expense)	0.1	0.2	
EBITDA	**4.8**	**8.5**	**77%**
(+) Adjustment items	6.9	1.3	
Adjusted EBITDA	**11.7**	**9.8**	**(16%)**
Brazil Ag Retail	9.9	8.1	(17%)
Latam Ag Retail	3.1	1.9	(40%)
Crop Care	5.9	6.5	9%
Corporate & Intercompany elim.	(7.2)	(6.7)	
Adjusted EBITDA Margin %	2.4%	2.7%	20 bps
Adjusted EBITDA Margin (% of Inputs)	2.7%	2.8%	10 bps
Share of profit of an associate	(0.2)	1.8	
D&A (incl. PPA amortization)	(10.3)	(7.9)	
Finance income (costs)	(26.4)	(34.2)	
Income taxes, current and deferred	17.5	(16.4)	
Profit (loss)	**(14.5)**	**(48.2)**	
(+) Adjustment items	8.7	(0.6)	
(+) Income tax impact of adjustments	(3.0)	0.2	
Adjusted Profit/Loss	**(8.8)**	**(48.5)**

1Q25 Segment Results[1]

Brazil Ag Retail

- *Brazil Ag Retail* segment revenue decreased by -23% y/y to R$1.55 billion in 1Q25 (-32% in USD terms). Segment *Inputs* revenue fell -19% y/y to $1.48 billion (-29% in USD), as high-single digits sales volume growth in crop protection and specialty products was more than offset by lower sales volumes in seeds, and price/mix headwinds. Regionally, *Inputs* revenue in North Cluster (primarily Mato Grosso) fell -37% y/y, reflecting stricter internal credit policies, and a heightened competitive environment. South Cluster and East Cluster, which faced lesser impact from last year's El Nino, saw *Inputs* revenue declines of -6% y/y and -7% y/y, respectively.
- Gross profit grew +7% to R$189.0 million (-6% in USD) in 1Q25, with gross margin expanding 350 bps to 12.2% and Gross Margin (% of Inputs) rising 310 bps to 12.8%. This improvement was primarily driven by stronger distribution margins in crop protection and fertilizers, supported by improved inventory cost positioning coupled with a stable inputs pricing environment on a sequential basis.
- Adjusted EBITDA decreased -6% to R$45.1 million (-17% in USD), as gross profit expansion was more than offset by higher SG&A expenses. SG&A expense increase was largely attributable to higher expired inventory provisions, and higher personnel costs, partially offset by lower allowances for expected credit losses.

Brazil Ag Retail (BRL)	**1Q24**	**1Q25**	**Chg. %**
(in millions of Brazilian reais)			
Inputs revenue	1,822.5	1,477.4	(19%)
Grains revenue	195.4	72.5	(63%)
Revenue	**2,017.9**	**1,549.9**	**(23%)**
Gross Profit	**176.3**	**189.0**	**7%**
Gross Margin	*8.7%*	*12.2%*	*350 bps*
Gross Margin (% of Inputs)	*9.7%*	*12.8%*	*310 bps*
Adjusted EBITDA	**48.2**	**45.1**	**(6%)**
Adjusted EBITDA margin	*2.4%*	*2.9%*	*50 bps*
Adjusted EBITDA margin (% of Inputs)	*2.6%*	*3.1%*	*40 bps*

[1] Please note that starting with the 4Q24 earnings release and onwards, Lavoro management updated its methods of allocation of certain holding company expenses between operating segments and "Corporate". Supplementary financial information reflecting past results with this updated methodology is available on our investors relations website https://ir.lavoroagro.com

Brazil Ag Retail (USD)	1Q24	1Q25	Chg. %
(in millions of US dollars)			
Inputs revenue	373.3	266.4	(29%)
Grains revenue	40.0	13.1	(67%)
Revenue	**413.3**	**279.5**	**(32%)**
Gross Profit	**36.1**	**34.1**	**(6%)**
Gross Margin	*8.7%*	*12.2%*	*350 bps*
Gross Margin (% of Inputs)	*9.7%*	*12.8%*	*310 bps*
Adjusted EBITDA	**9.9**	**8.1**	**(17%)**
Adjusted EBITDA margin	*2.4%*	*2.9%*	*50 bps*
Adjusted EBITDA margin (% of Inputs)	*2.6%*	*3.1%*	*40 bps*

Brazil Ag Retail KPIs	1Q24	1Q25
Retail stores	182	183
Number of RTVs	833	775

Latam Ag Retail

- Latam Ag Retail segment revenue increased 4% to R$337.0 million reais (-8% in USD terms) in 1Q25, supported by the 12% y/y appreciation of the Colombian peso relative to the Brazilian real. Lack of rains delayed the start of the planting season, impact sales in specialty products.
- Segment gross profit increased by 7% to R$47.8 million (-6%), with gross margins expanding by +40 bps to 14.2% with the incremental benefits of rebates more than offsetting adverse product mix.
- Adjusted EBITDA decreased by -32% to R$10.4 million (-40% in USD), as increase in gross profit was more than offset by higher allowances for credit provisions (R$3.5 million increase y/y) and increased personnel costs.

Latam Ag Retail (BRL)	1Q24	1Q25	Chg. %
(in millions of Brazilian reais)			
Inputs & services revenue	293.5	300.0	2%
Grains revenue	30.6	37.1	21%
Revenue	**324.2**	**337.0**	**4%**
Gross Profit	**44.7**	**47.8**	**7%**
Gross Margin	*13.8%*	*14.2%*	*40 bps*
Gross Margin (% of Inputs)	*15.2%*	*15.9%*	*70 bps*
Adjusted EBITDA	**15.2**	**10.4**	**(32%)**
Adjusted EBITDA margin	*5.2%*	*3.5%*	*-170 bps*

Latam Ag Retail (USD)	1Q24	1Q25	Chg. %
(in millions of US dollars)			
Inputs & services revenue	60.1	54.1	(10%)
Grains revenue	6.3	6.7	7%
Revenue	**66.4**	**60.8**	**(8%)**
Gross Profit	**9.1**	**8.6**	**(6%)**
Gross Margin	*13.8%*	*14.2%*	*40 bps*
Gross Margin (% of Inputs)	*15.2%*	*15.9%*	*70 bps*
Adjusted EBITDA	**3.1**	**1.9**	**(40%)**
Adjusted EBITDA margin	*4.7%*	*3.1%*	*-160 bps*

Latam Ag Retail KPIs	1Q24	1Q25
Retail stores	38	35
Number of RTVs	264	269

Crop Care

- *Crop Care* revenue increased by 68% y/y to R$293.7 million reais in 1Q25 (+48% in USD terms), driven by strong performance for Union Agro (specialty fertilizer) and Perterra (private-label post-patent agrochemicals). Union Agro's 49% y/y revenue growth was led by robust commercial execution and higher external sales. Perterra revenue grew by more than R$40 million relative to 1Q24, with the increase supported by enhanced integration in sales and operations planning with Brazil Ag Retail, and from new product registrations broadening its product portfolio. These gains were partially offset by price/mix pressures in adjuvants and biologicals.
- Segment gross profit rose 11% y/y to R$84.3 million (-2% in USD), while gross margins contracted from 14.6% percentage points to 28.7%. Thie margin contraction was driven in large part by changes in product category mix, as stronger sales in specialty fertilizers, mineral oils, and post-patent agrochemicals weighed against higher-margin product categories such as biologicals and adjuvants. Additionally, residual impact from last year's price declines, coupled with rising raw material costs linked to the depreciation of the Brazilian real, contributed to margin pressure.
- Adjusted EBITDA grew +24% to R$35.9 million (+9% in USD), reflecting increased gross profit and other operating income, partially offset by higher personnel expenses related to growth initiatives.

Crop Care (BRL)	1Q24	1Q25	Chg. %
(in millions of Brazilian reais)			
Revenue	**175.0**	**293.7**	**68%**
Gross Profit	**75.9**	**84.3**	**11%**
Gross Margin	*43.3%*	*28.7%*	*-1460 bps*
Adjusted EBITDA	**29.0**	**35.9**	**24%**
Adjusted EBITDA margin	*16.6%*	*12.2%*	*-440 bps*

Crop Care (USD)	1Q24	1Q25	Chg. %
(in millions of US dollars)			
Revenue	**35.8**	**53.0**	**48%**
Gross Profit	**15.5**	**15.2**	**(2%)**
Gross Margin	*43.3%*	*28.7%*	*-1460 bps*
Adjusted EBITDA	**5.9**	**6.5**	**9%**
Adjusted EBITDA margin	*16.6%*	*12.2%*	*-440 bps*

Revised Fiscal Year 2025 Consolidated Outlook

Lavoro is revising its guidance for FY2025 as a result of recent disruptions caused by the sudden tightening of inventory financing conditions impacting our Brazil operations.

Lavoro's outlook for FY2025 consolidated revenue is now projected to range between R$6.50 billion to R$7.50 billion reais, and for consolidated *Inputs* revenue to range between R$5.90 billion and R$6.90 billion.

In US dollar terms, FY2025 consolidated revenue is now projected to range between $1.12 billion to $1.28 billion, and for consolidated *Inputs* revenue to range between $1.02 billion and $1.18 billion. Embedded in this new forecast is an assumption for an average USD/BRL exchange rate of 5.90 for the remaining 3 quarters of FY2025.

Finally, Lavoro no longer expects its Adjusted EBITDA to grow relative to FY2024.

Conference Call Details Lavoro management will host a conference call and audio webcast on February 3, 2025 at 8:00 am ET (10:00 am BRT) to discuss the financial results. Participant numbers: 1-877-407-9716 (U.S.), 1-201-493-6779 (International) The live audio webcast will be accessible in the Events section on the Company's Investor Relations website at https://ir.lavoroagro.com/disclosure-and-documents/events/. Non-IFRS Financial Measures This press release contains certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. The Company believes these non-IFRS financial measures provide meaningful supplemental information as they are used by the Company's management to evaluate the Company's performance, and provide additional information about trends in our operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results, as well as the effects of certain items or events that vary widely among similar companies, and therefore may hamper comparability across periods, although these measures are not explicitly defined under IFRS. Management believes that these measures enhance a reader's understanding of the operating and financial performance of the Company and facilitate a better comparison between fiscal periods. Adjusted EBITDA is defined as profit (loss), adjusted for net finance income (costs), income taxes, depreciation and amortization. We also adjust this measure for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) share- based compensation expenses; (v) one-off bonuses paid out to our employees as a result of the De-SPAC; and (vi) related-party expenses paid to Patria in connection to management support services. Adjusted EBITDA Margin is calculated as Adjusted EBITDA as a percentage of revenue for the period/year. Adjusted Net Profit/Loss is defined as profit (loss) adjusted for certain revenues or expenses that are excluded when management evaluates the performance of our day-to-day operations, namely: (i) share of profit of an associate; (ii) fair value on inventories sold from acquired companies, a non-cash expense resulting from purchase price allocation of past acquisitions; (iii) M&A expenses that in management’s judgment do not necessarily occur on a regular basis; (iv) share-based compensation expenses; (v) one-off bonuses paid out to our employees as a result of the De-SPAC; and (vi) related-party expenses paid to Patria in connection to management support services. Adjusted Net Profit/Loss Margin is calculated as Adjusted Net Profit/Loss as a percentage of revenue for the period/year. The Company does not intend for the non-IFRS financial measures contained in this release to be a substitute for any IFRS financial information. Readers of this press release should use these non-IFRS financial measures only in conjunction with comparable IFRS financial measures. Reconciliations of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Profit/Loss and Adjusted Net Profit/Loss Margin, to their most comparable IFRS measures, are provided in the table below.

Reconciliation of Adjusted EBITDA Results in BRL 1Q24 1Q25 (figures in millions of Brazilian reais) Consolidated - Profit (loss) (71.0) (267.1) (+) Income taxes (85.5) 91.1 (+) Finance income (costs) 129.0 189.7 (+) Depreciation and amortization 50.2 43.9 (+) Share of profit of an associate 1.0 (10.2) (+) M&A expenses 16.9 0.4 (+) Stock-based compensation 6.0 2.3 (+) DeSPAC related bonus 6.5 – (+) Related party consultancy services 4.2 4.3 Consolidated - Adjusted EBITDA 57.2 54.4 Brazil Ag Retail - Profit (loss) (25.7) (249.3) (+) Income taxes (86.0) 87.7 (+) Finance income (costs) 121.8 171.2 (+) Depreciation and amortization 36.3 29.4 (+) Share of profit of an associate 1.5 6.2 (+) DeSPAC related bonus 0.2 – Brazil Ag Retail - Adjusted EBITDA 48.2 45.1 Latam Ag Retail - Profit (loss) 4.8 0.8 (+) Income taxes 2.3 (1.1) (+) Finance income (costs) 5.4 7.8 (+) Depreciation and amortization 2.8 3.0 Latam Ag Retail - Adjusted EBITDA 15.2 10.4 Crop Care - Profit (loss) 11.1 8.5 (+) Income taxes (0.6) 4.5 (+) Finance income (costs) 12.6 16.5 (+) Depreciation and amortization 5.8 4.7 (+) Share of profit of an associate (0.5) 0.9 (+) Stock-based compensation 0.2 0.3 (+) Related party consultancy services 0.5 0.3 Crop Care - Adjusted EBITDA 29.0 35.8 Corporate & Intercompany Elim. - Profit (loss) (61.2) (27.0) (+) Income taxes (1.2) – (+) Finance income (costs) (10.8) (5.8) (+) Depreciation and amortization 5.3 6.7 (+) Share of profit of an associate – (17.3) (+) M&A expenses 16.9 0.3 (+) Stock-based compensation 5.8 2.0 (+) DeSPAC related bonus 6.3 – (+) Related party consultancy services 3.8 4.0 Corporate & Intercompany Elim. - Adjusted EBITDA (35.2) (37.1)

Results in USD 1Q24 1Q25 (in millions of US dollars) Consolidated - Profit (loss) (14.5) (48.2) (+) Income taxes (17.5) 16.4 (+) Finance income (costs) 26.4 34.2 (+) Depreciation and amortization 10.3 7.9 (+) Share of profit of an associate 0.2 (1.8) (+) M&A expenses 3.5 0.1 (+) Stock-based compensation 1.2 0.4 (+) DeSPAC related bonus 1.3 – (+) Related party consultancy services 0.9 0.8 Consolidated - Adjusted EBITDA 11.7 9.8 Brazil Ag Retail - Profit (loss) (5.3) (45.0) (+) Income taxes (17.6) 15.8 (+) Finance income (costs) 25.0 30.9 (+) Depreciation and amortization 7.4 5.3 (+) Share of profit of an associate 0.3 1.1 (+) DeSPAC related bonus 0.0 – Brazil Ag Retail - Adjusted EBITDA 9.9 8.1 Latam Ag Retail - Profit (loss) 1.0 0.1 (+) Income taxes 0.5 (0.2) (+) Finance income (costs) 1.1 1.4 (+) Depreciation and amortization 0.5 (0.2) Latam Ag Retail - Adjusted EBITDA 3.0 1.1 Crop Care - Profit (loss) 2.3 1.5 (+) Income taxes (0.1) 0.8 (+) Finance income (costs) (0.1) 0.8 (+) Depreciation and amortization 1.2 0.9 (+) Share of profit of an associate (0.1) 0.2 (+) Stock-based compensation – – (+) Related party consultancy services 0.1 0.1 Crop Care - Adjusted EBITDA 3.2 4.2 Corporate & Intercompany Elim. - Profit (loss) (12.5) (4.9) (+) Income taxes (0.3) – (+) Finance income (costs) (2.2) (1.0) (+) Depreciation and amortization 1.1 1.2 (+) Share of profit of an associate – (3.1) (+) M&A expenses 3.5 0.1 (+) Stock-based compensation 1.2 0.4 (+) DeSPAC related bonus 1.3 – (+) Related party consultancy services 0.8 0.7 Corporate & Intercompany Elim. - Adjusted EBITDA (7.2) (6.7)

Reconciliation of Adjusted Profit/Loss

Consolidated Results (BRL)	**1Q24**	**1Q25**
(in millions of Brazilian reais)		
Profit (loss)	**(71.0)**	**(267.1)**
(+) Fair value of inventories sold from acquired companies	7.9	–
(+) Share of profit of an associate	1.0	(10.2)
(+) M&A expenses	16.9	0.4
(+) Stock-based compensation	6.0	2.3
(+) DeSPAC related bonus	6.5	0.0
(+) Related party consultancy services	4.2	4.3
(+) Tax impact of adjustments	(14.5)	1.1
Adjusted Profit/Loss	**(42.9)**	**(269.2)**

Consolidated Results (USD)	**1Q24**	**1Q25**
(in millions of US dollars)		
Profit (loss)	**(14.5)**	**(48.2)**
(+) Fair value of inventories sold from acquired companies	1.6	–
(+) Share of profit of an associate	0.2	(1.8)
(+) M&A expenses	3.5	0.1
(+) Stock-based compensation	1.2	0.4
(+) DeSPAC related bonus	1.3	0.0
(+) Related party consultancy services	0.9	0.8
(+) Tax impact of adjustments	(3.0)	0.2
Adjusted Profit/Loss	**(8.8)**	**(48.5)**

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, Uruguay, and Ecuador via its team of over 1,000 technical sales representatives (RTVs). Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at ir.lavoroagro.com.

Reportable Segments

Lavoro's reportable segments are the following:

Brazil Ag Retail: comprises companies dedicated to the distribution of agricultural inputs such as crop protection, seeds, fertilizers, and specialty products, in Brazil.

Latam Ag Retail: includes companies dedicated to the distribution of agricultural inputs outside Brazil (currently primarily in Colombia).

Crop Care: includes companies that manufacture and distribute our own portfolio of private label specialty products (i.e., biologicals, adjuvants, specialty fertilizers, and other specialty products), and import and distribute off-patent crop protection products. Lavoro’s Fiscal Year Lavoro follows the crop year, which means that its fiscal year comprises July 1st of each year, until June 30 of the following year. Given this, Lavoro’s quarters have the following format: 1Q – quarter starting on July 1 and ending on September 30. 2Q – quarter starting on October 1 and ending on December 31. 3Q – quarter starting on January 1 and ending on March 31. 4Q – quarter starting on April 1 and ending on June 30. Definitions RTVs: refer to Lavoro’s technical sales representatives (Representante Técnico de Vendas), who are linked to its retail stores, and who develop commercial relationships with farmers. Forward-Looking Statements The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release. Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements. Contact Julian Garrido julian.garrido@lavoroagro.com Tigran Karapetian tigran.karapetian@lavoroagro.com Fernanda Rosa fernanda.rosa@lavoroagro.com